SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                         THE FAIRCHILD CORPORATION
                              (Name of Issuer)

              CLASS A COMMON STOCK(Title of Class of Securities)

                           303698-104(CUSIP Number)



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CUSIP NO. 303698-104

(1)     Names of Reporting Persons:
        FAIRCHILD MASTER RETIREMENT TRUST

        S.S. or I.R.S. Identification No. of Above Person:
        23-6779429

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                    (a)  (   )   (b)  (   )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization:
        A Pennsylvania Trust.
Number of Shares          (5)     Sole Voting Power           1,104,375*
Beneficially
Owned by Each             (6)     Shared Voting Power                0
Reporting Person
With                      (7)     Sole Dispositive Power       1,104,375*

                          (8)     Shared Dispositive Power           0

                           (* as of December 31, 1997)

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
        1,104,375 (as of December 31, 1997)

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                ()

(11)    Percent of Class Represented by Amount in Row (9):
        6.5% (as of December 31, 1997)

(12)    Type of Reporting Person:
        EP

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Item 1(a)   Name of Issuer:

          The Fairchild Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

          45025 Aviation Drive, Suite 400
          Dulles, VA 20166-7516

Item 2(a)   Name of Person Filing:

          Fairchild Master Retirement Fund

Item 2(b)   Address of Principal Business Office, or if None, Residence:

          45025 Aviation Drive, Suite 400
          Dulles, VA 20166-7516

Item 2(c)   Citizenship:

          United States

Item 2(d)   Title of Class of Securities:

          Class A Common Stock

Item 2(e)   CUSIP Number:

            303698-104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a(n):
          (f) X Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.

Item 4.   Ownership

If the person of the class owned, as of December 31 of the year covered by this statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          (a)  Amount Beneficially Owned:
               1,104,375 (as of December 31, 1997)

          (b)  Percent of Class:
               6.5% (as of December 31, 1997)

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
                    1,104,375 (as of December 31, 1997)

               (ii) shared power to vote or to direct the vote:
                    0

               (iii)sole power to dispose or to direct the disposition:
                    1,104,375 (as of December 31, 1997)

               (iv) shared power to dispose or to direct the disposition of
                    0

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Item 5.   Ownership of Five Percent or Less of a Class.
          N/A

Item 6   Ownership of More than Five Percent on Behalf of Another
          N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.
         N/A

Item 8   Identification and Classification of Members of the Group:     N/A

Item 9   Notice of Dissolution of Group:                                N/A

Item 10   Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FAIRCHILD MASTER RETIREMENT TRUST

By:  /S/ Robert H. Kelley
         Robert H. Kelley
         Secretary, Fairchild Pension Retirement Committee

Date: March 24, 1998


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